Exhibit 3.3

AMENDMENT TO THE BYLAWS

OF

TERAFORCE TECHNOLOGY CORPORATION

1.	Article III, Section 2 is hereby amended to read in its entirety as follows:

“Section 2. Number and Term of Directors Holding Office.

The number of Directors which shall constitute the whole Board of Directors shall be as set forth from time to time in a resolution of the Board of Directors. No decrease in the number of Directors constituting the Board shall shorten the term of any incumbent Director. The directors shall be divided into three classes, with each class to be as nearly equal in number as reasonably possible; and with the initial term of office of the first class of directors to expire at the 2005 annual meeting of stockholders, the initial term of office of the second class of directors to expire at the 2006 annual meeting of stockholders and the initial term of office of the third class of directors to expire at the 2007 annual meeting of stockholders, in each case upon the election and qualification of their successors. Commencing with the 2005 annual meeting of stockholders, directors elected to succeed those directors whose terms have thereupon expired shall be elected to a term of office to expire at the third succeeding annual meeting of stockholders after their election, and upon the election and qualification of their successors. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain or attain the number of directors in each class as nearly equal as reasonably possible, but in no case will a decrease in the number of directors shorten the term of any incumbent director.”

2.	Except as provided for in this Amendment, the Bylaws, as amended, shall remain in full force and effect and are hereby reaffirmed.

3.	This Amendment shall be interpreted, construed and enforced in accordance with the laws of the State of Delaware.